[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
March 5, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:    Prospect Capital Corporation
(File No. 814-00659)—Preliminary Proxy Statement

Ladies and Gentlemen:
On March 5, 2021, Prospect Capital Corporation (the “Company”) filed a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with the Company’s special meeting of stockholders (the “Stockholder Meeting”). The Company has filed the Preliminary Proxy Statement because the proposal relates to an approval to sell shares of common stock below net asset value per share. The Preliminary Proxy Statement was filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.
If you have any questions or require any further information with respect to this filing, please call me at (617) 573-4836.
Very truly yours,
/s/ Kenneth E. Burdon
                        Kenneth E. Burdon